UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2022

Multi-Housing Income REIT, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10764

Delaware	82-3405225
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

9050 North Capital of Texas Highway Suite 320 Austin, Texas 78759	(512) 872-2898
(Address of principal executive offices)	Issuer’s telephone number, including area code

Item 1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

The Company was formed on October 17, 2017. The Company was originally formed as a Maryland corporation, but on March 18, 2022, the Company completed a reorganization to become a Delaware limited liability company. As of June 30, 2022, the Company had invested a total of $4,938,021 in 7 separate real estate projects:

Name of Project	Amount of Investment	Nature of Investment
The Quinn At Westchase	$2,000,000	Equity
Water Ridge Apartments	$540,000	Equity
Capital on 28th	$210,000	Equity
Newport Apartments	$115,000	Equity
Lookout at Comanche Hill Apartments	$780,500	Equity
The Jax Apartments	$761,038	Equity
CG Sunset Land	$531,483	Equity

As of June 30, 2022, we had cash balances, including cash equivalents, of $191,518 and the book value of our assets was $4,786,056.

During the period from January 1, 2022, through June 30, 2022, the Company received the following distributions from these projects:

Newport Apartments LP	1,060.80	14%
Casoro Capitol on 28th, LP	$6,565.46	86%

Total	$7,626.26	100%

During the period from January 1, 2022, through June 30, 2022 (the “Operating Period”), the Company distributed $30,000 in cash to its shareholders.

Liquidity & Capital Resources

The Company completed an offering under Tier 2 of Regulation A that was “qualified” by the Securities and Exchange Commission on June 18, 2018 (the “Offering”). As of December 3, 2021, the Offering had been terminated. Subsequently, the Company reorganized as a limited liability company, changed its jurisdiction of formation from Maryland to Delaware, and filed a new offering statement on June 13, 2022 (the “New Offering” and together with the original Offering, the “Offerings”). The New Offering was qualified with the SEC on July 22, 2022.

For the most part, we will use (and have used) the proceeds of the Offering to buy, renovate (where necessary), and operate a portfolio of real estate properties. We may also borrow money to finance a portion of the costs of buying and renovating property.

We will also use a portion of the proceeds of the Offering to make certain payments to our Manager. During our organization and offering stage, these payments will include payments for reimbursement of certain organization and offering expenses. During our acquisition and development stage, we expect to make payments to our Manager in connection with the management of our assets and costs incurred by our Manager in providing services to us. During our hold period, we expect to make payments to our Manager to implement property value enhancement activities.

We have certain fixed operating expenses regardless of whether we are able to raise substantial funds in the Offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to pay dividends.

Trend Information

During the Operating Period, the Company was faced with many challenges and opportunities.

●	Our primary market risk is interest rate risk. To mitigate this risk, our Manager follows certain practices such as (1) balancing levels of fixed and floating rate debt and (2) refinancing our outstanding debt when we believe doing so is advantageous to our shareholders

●	Investment capital flowing into multifamily has increased substantially, making it increasingly competitive to source attractive investment opportunities. Additionally, rising interest rates may negatively impact the selling price of certain of our assets.

●	We had initially planned to invest in, among other types of properties, student housing and senior living housing. With many colleges and universities shut down in whole or in part, or pursuing an entirely virtual academic year, the demand for student housing decreased as students increasingly decided to live with their parents instead of living in student housing. Additionally, the dramatic impact of the COVID-19 pandemic on senior communities is well-documented and had a deleterious effect on the demand for such housing. As a result, we had to tailor our investment strategy to accommodate for these new realities, but we believe the faster-than-anticipated development and deployment of vaccines will again make these properties attractive investment candidates in the near future

●	While we expect at least some of these trends to continue in the short term, we believe there is significant cause for optimism regarding the Company’s potential moving forward. Among these reasons:

●	According to Federal Reserve data during the fourth quarter of 2021, as it specifically pertains to our largest two markets where our investments are located:

o	San Antonio unemployment rate dropped from 6.5% to 4.8% over the last 12 months

o	Wages in San Antonio increased by 18% over the last 5 years

o	San Antonio population grew by 9% over the last 5 years

o	DFW unemployment rate dropped from 6.4% to 4.8% over the last 12 months

o	Wages in DFW increased by 25% over the last 5 years

o	DFW population grew by 9% over the last 5 years

Although we have no way of knowing if these trends will continue in the future, we believe that the balance of the evidence shows favorable operating conditions for the Company moving forward.

Item 2

Other Information

Change of Jurisdiction and Legal Form

During the Operating Period, on March 18, 2022, the Company converted from a Maryland corporation to a Delaware limited liability company. The name of the Company was thereby also changed from Multi-Housing Income REIT, Inc. to Multi-Housing Income REIT, LLC.

Item 3

Financial Statements

Multi-Housing Income REIT, Inc.

Consolidated Balance Sheet as of June 30, 2022

Assets
Cash and cash equivalents	191,518
Real estate investments, at cost	2,694,163
Real estate investments, equity method	2,091,890
Other assets	22,844
Total Assets	$5,000,415

Liabilities
Asset management fee payable	311,756
Due to affiliate	6,547
Accrued expenses	56,500
Distribution payable	11,917
Deferred tax liability	30,426
Total Liabilities	$419,404

Shareholders’ Equity	4,581,011

Total Liabilities & Shareholder’s Equity	$5,000,415

Consolidated Statement of Operations for the six-month period ended June 30, 2022

Interest and distribution income	7,626
Redemption fee income	670
Total Revenue	8,296

Asset management fee	46,436
Marketing costs	38,465
Professional fees	50,814
General and administrative expenses	15,194
Other expenses	4,020
Total Expenses	154,929

Net Income (Loss)	(146,633)

Consolidated Statement of Operations for the fiscal year ended December 31, 2021

Interest and distribution income	122,097
Gain from equity method investees	14,009
Redemption fee income	5,349
Total Revenue	141,455

Asset management fee	99,714
Disposition Fee	30,411
Marketing Costs	27,927
Professional fees	71,861
General and administrative expenses	41,544
Other expenses	3,463
Deferred tax expense	30,426
Total Expenses	305,346

Realized gain on sale of investment	303,099

Net Income (Loss)	139,208

Consolidated Statement of Cash Flows for the six-month period ended June 30, 2022

OPERATING ACTIVITIES
Net Income (Loss)	(146,633)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Net change in asset management fee payable	46,436
Net change in accrued expenses	(91,125)
Net change in other assets	9,975
Net change in deferred revenue	(670)
Net Cash Provided By Operating Activities	(182,017)

INVESTING ACTIVITIES
Investment in cost method investee	(369,163)
Net Cash Used By Investing Activities	(369,163)
FINANCING ACTIVITIES
Proceeds from the issuance of common stock,
Payment of redemptions	(63,634)
Payment of cash distributions	(28,696)
Net Cash Used By Financing Activities	(92,330)

Net Change in Cash	(643,510)
Cash and cash equivalents, Beginning of year	835,028
Cash and cash equivalents, End of June 30, 2022	191,518

Consolidated Statement of Cash Flows for the fiscal year ended December 31, 2021

OPERATING ACTIVITIES
Net Income (Loss)	139,208
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Gain from equity method investees	(14,009)
Deferred taxes	30,426
Net change in asset management fee payable	99,714
Net change in accrued expenses	108,705
Net change in notes interest receivable	98,825
Net change in other assets	(32,113)
Net change in deferred revenue	(865)
Net Cash Provided By Operating Activities	429,891

INVESTING ACTIVITIES
Investment in equity method investees, net of distributions	(445,516)
Return of investment in cost method investee	600,000
Investment in cost method investee	-
Note receivable	450,000
Net Cash Used in Investing Activities	604,484

FINANCING ACTIVITIES
Proceeds from the issuance of common stock, inclusive of subscriptions in advance	264,300
Payment of redemptions	(304,697)
Payment of deferred offering costs	(51,225)
Payment of cash distributions	(435,093)
Net Cash Used By Financing Activities	(526,715)

Net Change in Cash	507,660
Cash and cash equivalents, Beginning of year	327,368
Cash and cash equivalents, End of December 31, 2021	835,028

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the six-month period ended June 30, 2022.

	Common Shares		Additional Paid-in	Retained earnings (Accumulated	Total Shareholders’ Equity
	Shares	Amount	Capital	Deficit)	(Deficit)
Balance as of December 31, 2021	614,001	$614	$4,682,468	$76,819	$4,759,901
Redemptions of common shares	(226)	-	(2,257)	-	(2,257)
Distributions declared on common shares	-	-	(30,000)	-	(30,000)
Net income	-	-	-	(146,633)	(146,633)
Balance as of June 30, 2022	613,775	$614	$4,650,211	$(146,633)	$4,581,011

Item 4

Exhibits

Exhibit 1A-2A*	Maryland Articles of Incorporation
Exhibit 1A-2B*	Delaware Certificate of Formation and Certificate of Conversion
Exhibit 1A-2C*	Maryland Articles of Conversion
Exhibit 1A-2D*	Limited Liability Company Agreement
Exhibit 1A-4*	Form of Investment Agreement
Exhibit 1A-6A*	Management Agreement

*	All Exhibits are incorporated by reference to those previously filed.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2022	Multi-Housing Income REIT, Inc.

By: Casoro Capital Partners, LLC

	By	/s/ Yuen Yung
Yuen Yung, Chief Executive Officer

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed by the following persons in the capacities and on the dates indicated.

/s/ Yuen Yung
Yuen Yung
Chief Executive Officer
September 28, 2022